[Letterhead of Build-A-Bear Workshop, Inc.]

February 22, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ms. Regina Balderas, Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc. File No. 1-32320

Dear Ms. Balderas:

This letter sets forth the response of Build-A-Bear Workshop, Inc. (the “Company”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated February 5, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2005, which was filed March 16, 2006 and Forms 10-Q for the fiscal quarters ended April 1, 2006, July 1, 2006, and September 30, 2006, which were filed May 10, 2006, August 10, 2006 and November 9, 2006, respectively. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 36

1.

We have reviewed your response to prior comment 1 in our letter dated December 29, 2006. We note your proposal to address our comment by removing the reference to the level of assurance in your disclosure controls and procedures in future filings. However, since your Form 10-K for the fiscal year ended December 31, 2005 is unclear as to whether your disclosure controls and procedures were effective at the reasonable assurance level, we believe that an amendment is required. Please also revise your filing to include other proposed changes resulting from other comments in our letter dated December 29, 2006.

Per the discussion between William Choi and our counsel, Rob Endicott at Bryan Cave LLP, on February 16, 2007, in lieu of filing an amendment to our Form 10-K for the fiscal year ended December 31, 2005, we confirm to you that we will cause our future filings to (1) clarify that the conclusions were in fact at the reasonable assurance level, as discussed with the Staff, and (2) in order to conform to Item 308(c) of Regulation S-K, omit the word “material” the first it appears in the Item 9A disclosure under the subheading “Changes in Internal Controls”, as follows:

“There were no changes in internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Furthermore, we also hereby confirm to you that our management, including the Chief Executive Bear and Chief Financial Bear, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2005 and that there were no changes in internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fourth quarter of fiscal year 2005 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

* * * * *

We believe the foregoing to be fully responsive to the Staff’s comments, based on your conversation with Mr. Endicott. Please direct any additional questions or comments to me at (314) 423-8000. My fax number is (888) 813-5210.

Sincerely,

/s/ Tina Klocke

Tina Klocke

Chief Financial Bear, Treasurer and Secretary

cc:	T. William Alvey, III
Robert J. Endicott
Diedre J. Gray

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